SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                            Silverstar Holdings, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                G81365101
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2002
                -------------------------------------------------
                              (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of  6  pages

CUSIP No. G81365101                13G                    Page 2 of  6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            371,432
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             51,600
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             371,432
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       51,600

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       502,632
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 4 of 6 Pages
Item 1.
         (a)   Name of Issuer:
               Silverstar Holdings, Ltd.

         (b)   Address of Issuer's Principal Executive Offices:
               Clarendon House
               Church Street
               Hamilton HM CX, Bermuda


Item 2.
         (a)   Name of Person Filing:

               J. Morton Davis.

         (b)   Address of Principal Business Office or, if None, Residence:

               Mr. Davis'  business  address is 44 Wall Street,
               New York, NY  10005.

         (c)   Citizen:

               Mr. Davis is a United States citizen.

         (d)   Title of Class of Securities:
               Common Stock, $.01 par value ("shares").

         (e)   CUSIP#:
               G81365101


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                        Page 5 of 6 Pages
Item 4.   Ownership:


       (a)(b)  As  of  December  31,  2002,   Mr.  Davis  may  be  deemed  to
               beneficially own 502,632 shares or 6.4% of the Issuer's shares issued and outstanding as follows: (i) 293,732 shares owned directly by Mr. Davis, (ii) 77,700 shares (1) owned directly by
               D. H. Blair Investment Banking Corp. (2), (iii) 79,600 shares owned directly by Rosalind Davidowitz (2), and (iii) 51,600 shares owned directly by Engex, Inc. (3).

          (c) Mr. Davis has sole voting and dispositive control of shares owned by Blair Investment. Rosalind Davidowitz has sole voting and dispositive power over shares owned directly by her. Voting and dispositive decisions for those securities owned by Engex, Inc. are made by Mr. Davis as Chairman of the Board.


Item 5.   Ownership of Five Percent or Less of a Class:

               Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

               Not  applicable



Item 8.    Identification and Classification of Members of the Group:

              Not applicable.


Item 9.     Notice of Dissolution of Group:

              Not applicable.


_______________________________________________________________________________


(1) J. Morton Davis is an investment banker and sole shareholder of D.H. Blair Investment Banking Corp. ("Blair Investment"), a broker-dealer registered under the Securities Exchange Act of 1934.

(2) Rosalind Davidowitz is Mr. Davis' wife. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz for any purpose.

(3) Engex, Inc. ("Engex") is a closed-end investment company of which Mr. Davis is President and Chairman of the Board. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

                                                       Page 6 of 6 Pages

Item 10. Certification: By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.








                                                 /s/ J. Morton Davis
Dated:   February 4, 2003                  By:________________________________
         New York, New York                       J. Morton Davis